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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                            (Amendment No.  ONE   )*
                                          --------

                        FRONTEER DIRECTORY COMPANY, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           $0.01 Par Value Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   359031101
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                                 (CUSIP Number)

  Robert A. Fitzner, Jr., 1700 Lincoln Street, 32nd Floor, Denver, CO 80203
                                 (303) 860-1700
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 2, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 pages

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- -------------------------                               -----------------------
  CUSIP No.  359031101                                   Page  2  of  4  Pages
            -----------                                       ---    ---
- -------------------------                               -----------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert A. Fitzner, Jr.
         S.S. No.:  ###-##-####
- -------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                                   (b)  / /
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  3      SEC USE ONLY

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  4      SOURCE OF FUNDS*

         00

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  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

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  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
- -------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF
          SHARES                   5,665,793 shares - 45.1%
       BENEFICIALLY
         OWNED BY            --------------------------------------------------
           EACH                8   SHARED VOTING POWER
        REPORTING
          PERSON                   0
           WITH              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   4,784,705 shares - 38.1%
                             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0
- -------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,665,793 shares
- -------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         45.1%
- -------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                Page 3 of 4 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) On June 1, 1995, Robert A. Fitzner, Jr. beneficially owned 4,784,705 shares of the common stock of the Issuer, which, as of June 1, 1995, constituted approximately 38.1% of the issued and outstanding common stock of the Issuer. On June 2, 1995, Robert A. Fitzner, Jr. entered into a Voting Agreement and Irrevocable Proxy with Dorothy K. Englebrecht, Steven M. Fishbein, Peter K. O'Leary, and Arlene M. Wilson. Under these Voting Agreements and Irrevocable Proxies, Robert A. Fitzner, Jr., or his designee, is granted the absolute right to exercise all voting power with respect to a total of 881,088 shares of the common stock of the Issuer during the period from June 2, 1995, to July 15, 1997. Each person who entered into a Voting Agreement with Robert A. Fitzner, Jr. owns 220,272 shares of the common stock of the Issuer and granted Robert A. Fitzner, Jr. the irrevocable proxy with respect to such shares. As of June 2, 1995, Robert A. Fitzner, Jr. beneficially owned 5,665,793 shares of the common stock of the Issuer which, as of such date, constituted approximately 45.1% of the issued and outstanding common stock of the Issuer.

     (b) Robert A. Fitzner, Jr. has the sole power to vote or to direct the vote of 5,665,793 shares of common stock of the Issuer, 5,000 of preferred stock of the Issuer owned by Robert A. Fitzner, Jr., and 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner, Robert A. Fitzner, Jr.'s mother. Robert A. Fitzner, Jr. does not share the power to vote or to direct the vote of any shares beneficially owned by Robert A. Fitzner, Jr. Robert A. Fitzner, Jr. has the sole power to dispose or to direct the disposition of 4,784,705 shares of common stock of the Issuer owned by Robert A. Fitzner, Jr., 5,000 shares of preferred stock of the Issuer owned by Robert A. Fitzner, Jr., and 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner, Robert A. Fitzner, Jr.'s mother. No other person shares the power to dispose or to direct the disposition of the 4,784,705 shares of common stock of the Issuer owned by Robert A. Fitzner, Jr., the 5,000 shares of preferred stock of the Issuer owned by Robert A. Fitzner, Jr., or the 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner, the mother of Robert A. Fitzner, Jr.

     (c) On June 2, 1995, Robert A. Fitzner, Jr. entered into the Voting Agreements and Irrevocable Proxies described in Item 5(a) above.

     (d) Robert A. Fitzner, Jr. has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,784,705 shares of common stock of the Issuer owned by Robert A. Fitzner, Jr. and the 5,000 shares of preferred stock of the Issuer owned by Robert A. Fitzner, Jr. Earlene E. Fitzner, the mother of Robert A. Fitzner, Jr., has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500 shares of preferred stock of the Issuer owned by Earlene E. Fitzner.

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                               Page 4 of 4 pages

     (e) Robert A. Fitzner, Jr. has not ceased to be a beneficial owner of more than 5% of the common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On June 2, 1995, Robert A. Fitzner, Jr. entered into a Voting Agreement and Irrevocable Proxy with Dorothy K. Englebrecht, Steven M. Fishbein, Peter K. O'Leary, and Arlene M. Wilson. Each of such persons is an officer and employee of RAF Financial Corporation, a wholly owned subsidiary of the Issuer. Under each Voting Agreement and each Irrevocable Proxy, Robert A. Fitzner, Jr., or his designee, is granted the power to vote 220,272 shares of the common stock of the Issuer during the period from June 2, 1995, to July 15, 1997. Under all Voting Agreements and Irrevocable Proxies, Robert A. Fitzner, Jr., or his designee, is granted the power to vote a total of 881,088 shares of common stock of the Issuer during the period of such Agreements and Proxies. In each Voting Agreement, Robert A. Fitzner, Jr., or his designee, is granted the absolute right to purchase all or part of the shares of common stock of the Issuer subject to such Voting Agreement during the period from July 16, 1997, to September 15, 1997, at the per share market price of such shares or at $1.00 per share for such shares, whichever is greater.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                         /s/ Robert A. Fitzner, Jr.
                         ------------------------------------------------------
                         Robert A. Fitzner, Jr.


                         Date Signed: 6/12/95
                                     ------------------------------------------